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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                             MARIETTA CORPORATION
                               (Name of Issuer)

                         COMMON STOCK,  $.01 PAR VALUE
                        (Title of Class of Securities)

                                   567634100
                                (CUSIP Number)

Barry Florescue                       Charles I. Weissman
701 Southeast 6th Avenue, Suite 204   Shereff, Friedman, Hoffman & Goodman , LLP
Delray Beach, Florida 33483           919 Third Avenue
(407) 272-7746                        New York, New York 10022
                                      (212) 758-9500

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 16, 1995

      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Schedule 13D Amendment No. 5
                             Marietta Corporation

        This Amendment No. 5 to the statement on Schedule 13D (as defined below) amends and supplements the statement on Schedule 13D dated September 26, 1994, as amended by Amendment No. 1 thereto dated November 2, 1994, Amendment No. 2 thereto dated January 20, 1995, Amendment No. 3 thereto dated March 7, 1995, as amended and restated by Amendment No. 4 thereto dated May 28, 1995 (together, the "Schedule 13D") by Barry W. Florescue, 286 Bridge Street, Inc. ("286 Bridge Street") and Florescue Family Corporation ("FFC", and collectively with Mr. Florescue and 286 Bridge Street, the "Reporting Persons"), relating to the common stock, $.01 par value per share (the "Common Stock"), of Marietta Corporation (the "Issuer").

Item 4  Purpose of the Transaction

        Item 4 of the Schedule 13D is hereby supplemented as follows:

        On June 16, 1995 Mr. Florescue, as President of FFC, in response to a letter of solicitation dated June 6, 1995 from the Issuer's investment advisor, Goldman, Sachs & Co., forwarded a letter to the Board of Directors of the Issuer proposing to acquire all of the outstanding capital stock of the Issuer for $12.30 per share in cash, subject to the terms and conditions contained in such letter. The letter is attached hereto as Exhibit H and incorporated herein by reference.

Item 7  Material to be Filed as Exhibits

                  Item 7 of the Schedule 13D is hereby supplemented as follows:

    Exhibit H.    Letter, dated June 16, 1995, from FFC to the Board of
                  Directors of the Issuer.

                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 1995

                       /s/ Barry W. Florescue
                       BARRY W. FLORESCUE

                       286 BRIDGE STREET, INC.

                       By:  /s/ Barry W. Florescue
                       Name:  Barry W. Florescue
                       Title:  President


                       FLORESCUE FAMILY CORPORATION

                       By:  /s/ Barry W. Florescue
                       Name:  Barry W. Florescue
                       Title:  President